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07001998

SEC MAIL PROCESSING RECEIVED FEB 2 7 2007 WASH, D.C. 150

SEC ...MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65495 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Long Wharf
(No. and Street)

Boston, (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street (Address) Wayland, (City) MA (State) 01778 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





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# OATH OR AFFIRMATION

I, Thomas Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Mellor
Signature

PRESIDENT
Title

Maureen C Conway
Notary Public

MAUREEN C. CONWAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

# Independent Auditors' Report

To the Stockholder of
Spoonhill Asset Management, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2006, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spoonhill Asset Management, Inc., as of December 31, 2006, and the results of its operations and cash flows and changes in stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on pages 12 and 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Paresky Flitt & Company, LLP*

Paresky Flitt & Company, LLP
Wayland, Massachusetts

February 7, 2007

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

# SPOONHILL ASSET MANAGEMENT, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

| | |
|---|---|
| **Assets** | |
| **Current Assets** | |
| Cash - non-interest bearing | $ 34,502 |
| Cash - interest bearing | 261,692 |
| Cash - commission account | 270,983 |
| Incentive fee receivable | 126,387 |
| **Total Current Assets** | 693,564 |
| **Other Asset** | |
| Deposits | 25,000 |
| **Total Assets** | $ 718,564 |
| **Liabilities and Stockholder's Equity** | |
| **Current Liabilities** | |
| Accounts payable - clearing account | $ 271,223 |
| Accrued expenses | 106,546 |
| **Total Current Liabilities** | 377,769 |
| **Stockholder's Equity** | |
| Common stock, 1,500 shares authorized, 1,000 shares issued and outstanding | 60,000 |
| Retained earnings | 280,795 |
| **Total Stockholder's Equity** | 340,795 |
| **Total Liabilities and Stockholder's Equity** | $ 718,564 |

*END*

See accompanying notes and independent auditors' report.